EXHIBIT 99.1

Colliers Announces Normal Course Issuer Bid

TORONTO, July 15, 2022 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) (“Colliers”) announced today that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by Colliers of its intention to make a normal course issuer bid (the “NCIB”) with respect to its outstanding subordinate voting shares (the “Subordinate Voting Shares”).

The notice provides that Colliers may, during the twelve month period commencing July 20, 2022 and ending no later than July 19, 2023, purchase through the facilities of the TSX, alternative Canadian Trading Systems or The NASDAQ Stock Market (“Nasdaq”) up to 3,500,000 Subordinate Voting Shares in total, being 9.85% of the 35,522,093 shares comprising the “public float” as of July 15, 2022 of such class of shares.  Purchases of Subordinate Voting Shares through Nasdaq will be made in the normal course and will not, during the twelve month period ending July 19, 2023 exceed, in the aggregate, 5% of the outstanding Subordinate Voting Shares as at the commencement of the NCIB. The price which Colliers will pay for any such shares will be the market price at the time of acquisition. During the period of this NCIB, Colliers may make purchases under the NCIB by means of open market transactions or otherwise as permitted by the Ontario Securities Commission, Canadian Securities Administrators and/or Nasdaq. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management of Colliers. The average daily trading volume on the TSX from January 1, 2022 to June 30, 2022 was 87,648 Subordinate Voting Shares. Daily purchases under the NCIB will be limited to 21,912 Subordinate Voting Shares, other than block purchases. All shares purchased by Colliers under the NCIB will be cancelled.

As of July 15, 2022, there were 41,951,236 Subordinate Voting Shares and 1,325,694 multiple voting shares of Colliers outstanding.

Colliers may purchase its Subordinate Voting Shares, from time to time, if it believes that the market price of its Subordinate Voting Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of Colliers.

Colliers’ previous NCIB authorized the purchase of up to 3,200,000 Subordinate Voting Shares and expires on July 19, 2022. As of the date hereof, Colliers has purchased 999,439 of its Subordinate Voting Shares under this NCIB (including Subordinate Voting Shares purchased through NASDAQ during the period of this NCIB).

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 62 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.3 billion and $77 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people.  Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACTS:
Christian Mayer
CFO
(416) 960-9500